VALUE LINE, INC 551 5th Ave Third Floor New York, NY 10176

May 10, 2024

Mr. Lory Empie and Mr. Robert Klein

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:         Form 10-K

Fiscal Year Ended April 30, 2023

File No. 000-11306

Dear Mr. Empie and Mr. Klein,

Value Line, Inc. (“Value Line” or the “Company”) sets forth its responses to the comments of the staff of the Division of Corporation Finance contained in your letter, dated March 1, 2024, with respect to Value Line’s Form 10-K for the fiscal year ended April 30, 2023 filed on July 28, 2023. The Staff’s comments are in italics followed by the responses (“Answers:”) of the Company. The Company appreciates that the Staff was kind enough to grant two extensions of time to respond to your letter.

Form 10-K filed July 28, 2023

Exhibit 99.1, page 46

1.

We note that you filed separate financial statements of EULAV Asset Management as of April 30, 2023 pursuant to Rule 3-09 of Regulation S-X. In regard to the single year financial statement period presented, please tell us how you have considered and complied with Rule 3-09(b) of Regulation S-X.

Answer:

Rule 3-09(b) of Regulation S-X generally requires the inclusion of separate financial statements for significant investments, owned by the Company, accounted for under the equity method. Based on both the investment test and asset test under Rule 3-09(a), Value Line has concluded that it is appropriate to account for EULAV Asset Management (“EAM”) under the equity method, as a Variable Interest Entity (“VIE”), and to include the separate Financial Statements of EAM as an exhibit to the Company’s Form 10-K each fiscal year. Value Line has determined that the information included in the exhibit is adequate because all historical financial information has been provided in the Company’s prior years’ filings as an exhibit to each Form 10-K since EAM’s inception during the fiscal year ended April 30, 2011. However, going forward, Value Line will ask EAM to provide comparable prior year financial information, covering the same periods as Value Line’s Form 10-K financial disclosure. We note that, because EAM’s independent board changed from one audit firm to another effective with its fiscal year ended April 30, 2023, the conventional presentation of financial results in three columns for three years will commence with the annual Statements for EAM and Value Line for the fiscal year ending April 30, 2025; however, as noted, the three-year audited figures will continue to be publicly available to users of the Company’s financial statements, including for the current year ending April 30, 2024, by looking at the Value Line filings on the SEC website or the Company website.

Note 18 – Business Segments, page 72

2.

We note your disclosure that the Company has a single reportable segment. We also note disclosure throughout your filing referring to various revenue streams (e.g. institutional and investment periodicals and related publications vs. copyright fees), specific publications product lines, type of customer (e.g. retail vs. institutional) and subscription type (e.g. print vs. digital). In light of these various revenue streams and sales categories, please provide us with an ASC 280 segment identification analysis, including information on the following:

Answer:

The Company’s 10-K and interim filings contain extensive information about how Value Line conducts its business to give the fullest picture to shareholders and other users of the financial statements. In order to guide readers through such information, the Company discloses various details of channels of distribution, technical methods, and other operating matters.

Under ASC 280, Value Line has determined it has been appropriate to discuss the Company’s business on the basis of a single segment, publishing. As the Organization Chart (page 11) reflects, the Company’s business operations all stem from the work of the Research Department and its integrated areas, Statistics and Quantitative Analysis, which together encompass the majority of Value Line’s employees.

Analysts (the largest job category at Value Line) are primarily responsible for “covering” a number of stocks/companies. In that capacity, the Company’s analysts gather, study, and analyze available reported financial and business information. Analysts also make projections of earnings, revenue, debt ratios, dividends, and other key financial information. Further, Analysts summarize this information for our readers in narrative format, including writing Industry Reports, and other original content that the Company publishes, subject to our copyrights.

Other professionals and statistical assistants in our Research Department both support the Analysts and assemble data. Overall, Value Line collects, analyzes, manages, and publishes data on an overwhelming majority of publicly traded companies in the United States.

After some external data is entered into the Company’s database, the Research staff add their projections. Computers are responsible for generating Value Line proprietary Ranks, Ratings, and other outputs, based on proprietary quantitative formulae. The computer operations produce the key proprietary Ranks and Ratings including the Timeliness, Safety, Performance, and Technical Ranks (each on a 1 to 5 scale) and other calculations such as Earnings Predictability Ratings and Price Stability Ratings. The Company’s Research staff, and the computerized production systems, supply all data and evaluations and predictions of relative strength to Value Line’s customers.

Value Line derives all of its revenue from its publishing operations. The Company does so by distributing its proprietary investment research to Value Line’s individual and professional customers in electronic or print format. Value Line’s fee for its research and intellectual property rights when used in Unit Investment Trusts or Exchange Traded Funds is typically based on the assets under management in reliance in whole or in part on Value Line’s copyright protected proprietary information.

●	Provide us details on your current management structure and how your company is organized, including an organizational chart.

Answer:

Please see Organizational Chart attached and the Answer to the following Comment.

●	Describe the role of your Chief Operating Decision Maker (“CODM”) and each of the individuals reporting to the CODM.

Answer:

As CODM, Mr. Brecher decides Company operating policies, and how to deploy the Company’s resources. For example, he approves the annual budget, including but not limited to capital and operating expenditures.

Reporting directly to the CODM are the following (with function in bold type):

1. The head of the Research department supervises and manages the assignments of the analysts and quantitative specialists who together make up a majority of the company’s workforce. For stocks, options, and ETFs, they produce original content and analysis, and review some information sourced from independent companies. They are also responsible for entering certain inputs to the computer systems and programs that generate statistically-based Ranks, Ratings, and price projections, as further detailed below.

2. The Quantitative Analysis head primarily develops modifications and innovations in an effort to improve the efficacy of Value Line’s computer generated Ranks and Ratings. He is also responsible for the algorithms used. As markets change and new insights are developed, formulas are modified, re-tested, and adopted. The Quantitative analysts also work with the Statistics group.

3. The Statistics head administers production of statistical outputs, adjusting for possible anomalies or errors so a consistent output is maintained. The Statistics group also assesses and reports on the predictive success of certain algorithms.

4. The Circulation head is responsible for scheduling, managing and tracking results of direct mail and other advertising, and social media (Facebook and “X”) programs, as well as direct email to individual investors on our subscriber rolls. All these support the success of the Sales group.

5. Sales are led by our leading salesperson. He communicates pricing and product information to fellow reps in Zoom meetings, assists them with questions and negotiated orders, and prepares sales reports for the CODM.

6. The Vice President – Treasurer – PAO supervises the main support functions: Accounting/Finance and Information Technology as well as some Fulfillment contractors. He prepares and monitors periodic budget updates, checks invoices and receivables, and manages cash. The I.T. person has charge of both hardware, provided and supervised by an independent firm, and programming, and database administration in support of the Research department and maintains an informal “dotted line” relationship to the CODM.

The roles of the CODM and the individuals reporting to him are further discussed in addressing other questions which the Staff have posed; please refer inter alia to pages 4 through 7 below. The Organizational Chart also reflects the above-described responsibilities.

●

Identify and describe the role of each of your product area or other sales category managers and leadership team, and your analysis of whether any of your managers represent segment managers based on ASC 280-10-50-7.

Answer:

Value Line obtains new customers through a combination of personal sales and direct marketing (e.g., direct mail, e-mail marketing, and use of Facebook and “X.”.). The Company’s sales efforts are supervised by a lead salesman. The lead salesman, noted on the Organization Chart (“Sales Department”) primarily services his own print, digital, and copyright customers and prospects, but also assists other sales persons, and prepares periodic reports for the CODM. The Circulation department handles direct mail and digital marketing. Marketing/advertising budget monies are decided by the CODM. All Sales staff are paid salary and commissions.

There are no managers that represent segment managers based on ASC-280-10-50-7.

●	Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

Answer:

As previously noted, Mr. Brecher is Value Line’s CODM and we refer you to the Answer above describing his responsibilities, and on page 5 regarding key operating decisions (see page 5).

It is important to note that the Company has a “flat” organization structure, with managers reporting directly to the CODM. In practice, managers have known each other and the CODM for years, and are able to cooperate effectively through a combination of individual and small-group meetings, conference calls, etc.

The Company assesses performance based on traditional metrics known by the management team. The performance of the Sales department is measured by the volume of sales. The outputs of the Research Department are judged by the scope of each individual’s responsibilities. Support departments such as Information Technology are evaluated based on the efficiency and effectiveness with which they perform their functions.

All selling personnel within Sales are compensated with a combination of salary and commission. Other Value Line personnel are paid salary, and in the event of extraordinary performance in a given year may receive a bonus. The CODM compensation is determined by the Compensation Committee composed of the independent directors, and approved by the Value Line Board.

●

Tell us how often the CODM meets with his direct reports and product area managers, the financial information the CODM reviews in conjunction with those meetings and the other participants at those meetings.

Answer:

The CODM generally meets at least monthly with his direct reports. Most of these meetings, which are held in person or by telephone, Zoom, etc, are “one to one.” Some of these meetings are planned to assist in coordinating functions between departments, such as Circulation, Sales, or Quantitative Analysis which creates most innovations and evolutions in our proprietary systems within the Database, and Statistics which operates and administers those systems in support of the Research Department.

Meetings address strategic and operational decisions, which the CODM decides, as well as supplying up to date sales analysis and operational information to guide the CODM.

The CODM reviews both Company-wide and product-oriented financial information. Using that information in discussion with Accounting/Finance (The Vice President – Treasurer – PAO) and his other direct reports, the CODM may increase or decrease different categories of advertising expense, ask that certain ideas receive more attention, or introduce or discontinue a product/title. He also decides product pricing, and compensation. The CODM takes into account in his decision-making operational matters, including among others, customer concerns, pricing and publicity or promotions, and content of customer or marketing communications.

Financial information reviewed by the CODM includes periodic budget updates and a monthly operating statement that reflects major operating revenues and expenses of the business, by product/title. Except for the direct variable costs to produce and distribute a product, these costs are proposed to the CODM by the PAO as the product/titles do not have separate staffs nor managers assigned exclusively to them. Therefore, allocations of the costs to the products/titles are arbitrary. Management feels that as long as the cost allocation methods are consistent, they assist the CODM and PAO from year to year in evaluating major changes or variations; indeed the PAO prepares variance reports to highlight such differences. Production expenses such as labor (Research Analysts) and Information Technology costs to maintain and secure the Company’s shared database, common to and integrated in all of Value Line’s product offerings are critical to the Company. Production costs for the entire Company are all evaluated for better, and more efficient alternatives.

●	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Answer:

Budgets are prepared annually and updated periodically, if necessary, by the Accounting/Finance department based on revenue forecasts, current trends and/or contracts in place for production and overhead costs. The CODM reviews the budget with the Principal Accounting Officer, but the CODM is ultimately responsible for approving the budget.

The CODM considers any requests by his direct reports for increases in capital spending, marketing efforts, or expenses, new strategies or products and compensation levels. Revenue projections may drive the decisions of how much to spend on advertising and marketing and personnel. The CODM also directs the Accounting/Finance department to create a capital budget for the entire Company based on needs or new strategies.

●	Describe the basis for determining the compensation of each individual that reports to the CODM.

Answer:

Value Line is a small organization and the CODM has detailed knowledge of the activities and performance of the individuals who report directly to him. The CODM’s direct reports receive compensation in the form of a salary, and in the event of exceptional performance in a given year, may receive a bonus. The lead salesman, like all Value Line salesmen, receives a salary and commission on his/her sales. Base salaries and commission rates are driven by the market.

3.

As part of your segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. In this regard, we note your disclosure, on page 26, indicating that some publications having higher-profits compared to those of lower price “starter” products. We also note your references to retail and institutional sales departments, and some related discussion of retail and institutional sales commissions. Please tell us whether the CODM receives disaggregated financial information and margin information at a lower level than consolidated, such as by product or product area or for your retail and institutional sales, and, if so, describe it in detail, how frequently it is provided, and how it is used by the CODM. In addition, describe the key business objectives that are tracked and discussed with the product area or other leaders. Finally, describe the financial information provided to the Board of Directors and how frequently that information is reviewed.

Answer:

As previously noted, the CODM reviews periodic budget updates and a monthly operating statement including revenue and expenses by product/title. Financial information is reviewed based on titles or “products” as you call them. Operating statements inform the CODM about variable margins and rates of growth or decline in revenues, and expenses.

The Company notes that its budget updates and operating statements indicate variable and allocated costs (such as Research labor, overhead, and shared database costs) assigned to each product/title. The production cost allocations to these products/titles are to a large extent arbitrary and consistent, as the titles do not have separate staffs. Because the cost allocation methods are consistent, they assist the CODM and PAO from year to year in evaluating major changes or variations; the PAO prepares a periodic variance report to highlight such differences.

Key business matters discussed with the CODM’s direct reports include “up time” of automated data processing activities; sales trends; pricing strategies; and customer retention (renewal rates). At its core, the Company’s business objectives are focused on insuring the quality of our publications, the financial analysis and predictions included in our investment publishing products, and of course, our database that is the primary source for all of our revenue generating products.

The Board of Directors each quarter receives similar information about Value Line’s products and costs, revenue and circulation, along with information about future Company plans.

The Board of Directors also receives a quarterly binder which includes copies of financial information from EAM.

In addition, the CODM’s direct reports prepare brief narratives on recent developments in their areas, and a couple of times a year may speak live or on Zoom to the Board.

4.

We note your disclosure that your investment in EAM is not considered to be a reportable business segment due your lack of control over the operating and financial policies of EAM. Please tell us how you considered the guidance of in ASC 280-10-55-2 in your determination that the investment in EAM is not a reportable segment.

Answer:

The Company’s determination that EAM is not a reportable segment is based on the guidance in ASC 280-10-50-1. As discussed in Note 4, “Investments,” Value Line contributed contracts and cash to EAM at inception. Since then, Value Line has not contributed any additional resources to EAM and anticipates that EAM will have sufficient liquidity and earn enough profit to conduct its current and future operations so that EAM will not need additional funding. We do look at periodic expense and revenue reports and other monthly information as a matter of interest since the monies received from EAM are significant for Value Line’s financial reporting purposes.

ASC 280-10-50-1(b) provides that an operating segment is one whose operating results are regularly reviewed by the public entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment (italics added) and assess its performance. Value Line has not made additional financial investments in EAM since its inception 14 years ago and does not anticipate doing so in the future. Management does monitor its investment in EAM for impairment as required by generally accepted accounting principles.

Management has reviewed its footnote disclosure indicating that EAM is not a reportable business segment and will modify it to more closely reflect the guidance described in ASC 280-10-55-2.

5.

We note your disclosure on page 13 and 21 indicating that investment periodicals and related publications (retail and institutional) and Value Line copyrights and Value Line Proprietary Ranks and other proprietary information are consolidated into one segment called Publishing Please address the following:

●	Clarify whether the Company has more than one operating segment based on ASC 280-10-50-1 and provide an accompanying accounting analysis.

●

Explain the meaning of “consolidated into one segment” in this context and whether it is intended to refer to aggregation in accordance with ASC 280-10-50-11. If so, please provide us with your aggregation analysis, including specific details of the quantitative and qualitative factors considered.

Answer:

Value Line’s position is that it has only one operating segment. ASC 280-10-50-1 requires that a component of a public entity have all of the following characteristics to be an operating segment:

a)	It engages in business activities from which it may recognize revenues and incur expenses.

b)	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

These requirements are not satisfied here. While the Company has business components that recognize revenues and incur expenses, it would be arbitrary to assign specific production expenses to the business components. As explained below, costs are shared in common by all products/titles. If one or two products were closed, no indirect costs could be eliminated. They would move to the remaining products/titles. That is what makes the cost allocations arbitrary. The CODM does not have sufficient discrete and accurate, meaningful financial information available for separate business components to assess performance and make resource allocation decisions for more than one segment. Certain production expenses of each product/title are arbitrary because the allocated costs are assigned arbitrarily. Thus, the various digital, print and copyright titles/products are not “business components”, with the separation that concept implies.

Moreover, all of the Company’s products and services emanate from the same production resources of the Research, Database, Statistics and other departments. Those resources comprise the majority of the Company’s operating expenses. While the Company produces financial information for business components utilizing allocations based on hypothetical methodology, the uncertainty of the allocated costs renders it impracticable to have more than one operating segment. Moreover, disclosing these imprecise costs would add no value to an investor, could possibly be misunderstood, and therefore not be useful in their investment decision. Accordingly, the Company operates as a single business component and the CODM makes resource allocation decisions on that basis.

The phrase “consolidated into one segment” refers to the combining of the Company’s business components as described above. It is not intended to refer to aggregation in accordance with ASC 280-10-50-11.

6.

Please revise your segment footnote disclosures to provide all information required by ASC 280. For example, your disclosure should include, but not be limited to, the basis of organization information used to identify the Company’s reportable segments in accordance with ASC 280-10-50-21 and entity-wide information required by ASC 280-10-50-38 through 42.

Answer:

Since the Company operates with only one segment, Value Line believes that the basis of organization information used to identify reportable segments in accordance with ASC 280-10-50-21 is not required. However, in future filings, the Company will disclose that it allocates resources and assesses financial performance on a consolidated basis and explain the basis for that management approach in its disclosure.

The entity-wide information required by ASC 280-10-50-38 through 42 concerns geographic areas and products and services. Information about geographic areas requires an allocation of revenues from external customers attributable to the public entity’s country of domicile and all foreign countries. Value Line’s customers are almost exclusively located within the United States. It receives approximately 2% of its revenues from external customers located outside of the United States.

The Company believes that disclosure of these facts is not material and would have little, if any value, to investors. Therefore, based on the lack of materiality to the financial statements, this information has not previously been included in the financial statements.

Additionally, the Company does not have any long-lived assets, deferred tax assets, or other assets located in foreign countries that are required to be disclosed in accordance with ASC 280-10-50-41.

ASC 280-10-50-40 requires a public entity to disclose the amount of revenues derived from transactions with external customers for each product or service or each group of similar products or services, if not already provided as part of the reportable operating segment information required by ASC 280. The Company considers its revenues from investment periodicals and related publications and copyright fees to be one group of similar products. As a result, revenues are derived from two sources, investment periodicals (and related publications) and copyright fees. Revenues from these two sources are separately stated in the consolidated statements of income. However, because the data sold to these two sources of revenues come from the same database and workforce, the costs cannot accurately be discretely allocated to each component. Accordingly, the Company believes that it has complied with the disclosure requirement of ASC 280-10-50-40.

Sincerely, /s/ Stephen Anastasio, PAO Stephen Anastasio Principal Accounting Officer, Vice President & Director